Exhibit 12.1

Kimco Realty Corporation and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
For the six months ended June 30, 2008

Pretax earnings from continuing operations before adjustment for
minority interests or income loss from equity investees	$ 125,974,497

Add:
Interest on indebtedness (excluding capitalized interest)	107,814,431
Amortization of debt related expenses	2,617,889
Portion of rents representative of the
interest factor	3,825,601
240,232,418

Distributed income from equity investees	123,354,662

Pretax earnings from continuing operations, as adjusted	$ 363,587,080

Fixed charges -
Interest on indebtedness (including capitalized interest)	$ 122,225,471
Amortization of debt related expenses	1,216,450
Portion of rents representative of the
interest factor	3,825,601

Fixed charges	$ 127,267,522

Ratio of earnings to fixed charges	2.9